SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)

                         COAST DISTRIBUTION SYSTEM, INC.
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   190392 10 0
                                 (CUSIP Number)

                                Steven D. Blecher
                                 230 Park Avenue
                               New York, NY 10169
                                 (212) 309-8373
                           ---------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 AUGUST 16, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  SCHEDULE 13D


CUSIP No. 190392 10 0

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Furman Selz Merchant Partners L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)
                                                              (b) X

3        SEC USE ONLY

4        SOURCE OF FUNDS

         WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF        7   SOLE VOTING POWER:        -0-
SHARES
BENEFICIALLY     8   SHARED VOTING POWER:      -0-
OWNED BY
EACH             9   SOLE DISPOSITIVE POWER:   -0-
REPORTING
PERSON WITH     10   SHARED DISPOSITIVE POWER: -0-


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         -0-

14       TYPE OF REPORTING PERSON

         PN


ITEM 1.           SECURITY AND ISSUER

         The class of equity security to which this statement relates is common stock, no par value ("Common Stock"). The name and address of the issuer of such securities is Coast Distribution System, Inc. (the "Company"), 1982 Zanker Rd., San Jose, California 95112.

ITEM 2.           IDENTITY AND BACKGROUND

         Furman Selz Merchant Partners L.P. ("FSMP") is a Delaware limited partnership the principal business of which is investing in securities. The address of its principal office and principal business is 230 Park Avenue, Suite 1300, New York, NY 10169. The sole general partner of FSMP is Furman Selz Merchant Capital LLC ("FSMC" or the "General Partner"), a Delaware limited liability company wholly-owned by Furman Selz LLC, a Delaware limited liability company, and Furman Selz Proprietary Inc., a Delaware corporation ("Proprietary"). Furman Selz LLC is wholly-owned by Furman Selz Holdings LLC ("Holdings") and Proprietary. Proprietary is wholly-owned by Holdings.

The executive officers of FSMC are:

Edmund A. Hajim                             Chairman
Roy L. Furman                               Vice Chairman
Bernard T. Selz                             Vice Chairman/Vice President
Brian P. Friedman                           President/Assistant Secretary
Steven D. Blecher                           Vice President/Secretary/Treasurer
Stuart Katz                                 Executive Vice President/Assistant
                                             Secretary

The executive officers of Furman Selz LLC are:


Edmund A. Hajim                             Chairman & Chief Executive Officer
Roy L. Furman                               President
Bernard T. Selz                             Chairman Executive Committee
Steven D. Blecher                           Executive Vice President/Secretary
Elizabeth Q. Solazzo                        Executive Vice President/Assistant
                                             Secretary
Michael C. Petrycki                         Executive Vice President
William Shutzer                             Executive Vice President
Brian P. Friedman                           Executive Vice President
Fred Fraenkel                               Executive Vice President
Michael Weisberg                            Executive Vice President
William P. Collins                          Executive Vice President
Frank Camelliti                             Executive Vice President
Christopher Moore                           Executive Vice President
Thalia Cody                                 Assistant Secretary
Robert J. Miller                             Treasurer


         The directors of Holdings are Edmund A. Hajim, Bernard T. Selz, Roy L. Furman, Steven D. Blecher and Stuart Ross.

The executive officers of Holdings are:


Edmund A. Hajim                             Chairman & Chief Executive Officer
Roy L. Furman                               President
Bernard T. Selz                             Executive Vice President
Steven D. Blecher                           Executive Vice President/Secretary/
                                             Treasurer

The sole director of Proprietary is Steven D. Blecher.

The executive officers of Proprietary are:

Edmund A. Hajim                             President
Steven D. Blecher                           Vice President/Secretary/Treasurer

         None of the individuals or firms identified above (collectively, the "Reporting Persons"), during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of such individuals or firms, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         All individuals identified above are United States citizens.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

         Not applicable.


ITEM 4.           PURPOSE OF TRANSACTION

         This amendment relates to the distribution by FSMP, without the receipt of consideration therefor, of all of its holdings of Common Stock of the Company to the partners of FSMP. Following such distribution 16,832 shares of Common Stock were held by the General Partner. Depending on market conditions, the continuing evaluation of the business and prospects of the Company and other factors, the General Partner may dispose of shares of Common Stock of the Company from time to time in the open market or in private transactions.

         None of the Reporting Persons has any present plans which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's charters, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

     (a)-(b) None, except as received pro rata by distribution from FSMP.

     (c) None, except in connection with the distribution of the Common Stock to the partners of FSMP.

     (d) Not applicable.

     (e) August 16, 1996.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Except as previously reported, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between any such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

         None.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. (1)

Date: August 16, 1996

                                     FURMAN SELZ MERCHANT PARTNERS L.P.

                                     By: Furman Selz Merchant Capital LLC,
                                           general partner

                                     By:/s/Steven d. Blecher
                                        Steven D. Blecher
                                        Vice President

                                     FURMAN SELZ LLC

                                     By:/s/Steven D. Blecher
                                     Steven D. Blecher
                                     Executive Vice President

                                     FURMAN SELZ HOLDINGS LLC

                                      By:/s/Steven D. Blecher
                                      Steven D. Blecher
                                      Executive Vice President

                                      FURMAN SELZ PROPRIETARY INC.

                                      By:/s/Steven D. Blecher
                                      Steven D. Blecher
                                      Vice President


(1) In accordance with Rule 13d-1(f)(1)(ii), each of the undersigned certifies the truth, completeness, and correctness of only the information concerning itself.9